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                             January 11, 2021

       Philip Krim
       Chairman of the Board
       Tailwind Two Acquisition Corp.
       150 Greenwich Street, 29th Floor
       New York, New York 10006

                                                        Re: Tailwind Two
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
16, 2020
                                                            CIK No. 0001835512

       Dear Mr. Krim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.



       Draft Registration Statement on Form S-1

       Summary Financial Data, page 31

   1. Please expand your disclosure in the table to also include the "as adjusted" amounts at
                                                        December 3, 2020
assuming consummation of the offering.



             You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
       Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,
 Philip Krim
Tailwind Two Acquisition Corp.
January 11, 2021
Page 2

Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch
Chief, at (202) 551-3642 with any other questions.



                                                         Sincerely,
FirstName LastNamePhilip Krim
                                                         Division of
Corporation Finance
Comapany NameTailwind Two Acquisition Corp.
                                                         Office of Energy &
Transportation
January 11, 2021 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName